Independent Auditors' Report





To the Board of Directors of

Scout Money Market Fund, Inc. - Prime Portfolio and the Securities and Exchange Commission:



RE:		Scout Money Market Fund, Inc. - Prime Portfolio

                Form N-17f-2

                File Number 811-3528



We have examined management's assertion about SCOUT MONEY MARKET FUND, INC. - PRIME PORTFOLIO's (the "Company's") compliance with certain rules under the Investment Company Act of 1940 (the "Act") as of December 31, 1997, and for the period June 30, 1997 through December 31, 1997, included in the accompanying Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940. Management is responsible for the Company's compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the Company's compliance based on our examination.

Our examination was made in accordance with standards established by the American Institute of Certified Public Accountants and, accordingly, included examining, on a test basis, evidence about the Company's compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of December 31, 1997, and for the period June 30, 1997 through December 31, 1997, with respect to securities of SCOUT MONEY MARKET FUND, INC.
- PRIME PORTFOLIO, without prior notice to management:

      Securities owned as of the close of business on December 31, 1997, shown by the books and records were verified with the custodian, UMB Bank, n.a., which verification includes confirmation of securities with the Depository Trust Company and the Federal Reserve Bank, which use the book entry method of accounting for securities;

      Securities purchased/sold but not received/delivered, hypothecated, pledged, placed in escrow, or out for transfer with brokers, pledgees and/or transfer agents were verified to supporting data where the securities were in-transit resulting from purchase or sale transactions;

       Reconciliation of all such securities to the books and records of the Company and the Custodian.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Company's compliance with specified requirements.

In our opinion, management's assertion that Scout Money Market Fund, Inc. - Prime Portfolio was in compliance with certain provisions of Rule 17f-2 of the Investment Company Act of 1940 as of December 31, 1997, is fairly stated, in all material respects.

This report is intended solely for the information and use of management of Scout Money Market Fund, Inc. - Prime Portfolio and the Securities and Exchange Commission and should not be used for any other purpose.



Kansas City, Missouri

March 17, 1998








        Washington, D.C. 20549


        FORM N-17f-2


        Certificate of Accounting of Securities and Similar Investments in the Custody of Management Investment Companies


        Pursuant to Rule 17f-2 [17 CFR 270.17f-2]



1. Investment Company Act File Number:	Date examination completed:

        811-3528                December 31, 1997



2. State Identification Number:

AL



AK	98 02175



AZ      S-0033495-QUAL



AR      85-M1012-01



CA	504 5889



CO      IC-91-02-935



CT	SI45569



DE



DC     *



FL     *



GA	56-002877



HI



ID	48843



IL      9738154



IN      85-0335 IC



IA      I-26311



KS      83S0000723



KY      M29406



LA	54080**



ME	MF98-6736



MD	SM980022



MA 	96-6996-MR



MI	227110



MN      R-28088.1



MS      MF-98-01-008



MO 	Q-MT-1282



MT   	33721



NE   	015641



NV



NH



NJ      *



NM	980245



NY      S 27 53 20



NC



ND	62476



OH 	10277



OK 	I-20997



OR	98-0080**



PA      87-08-113MF



RI



SC	MF11227



SD	10199



TN      RM98-0282



TX      C-39437



UT	B00039221**



VT 	1/16/98-18



VA	2609



WA	C-57913



WV	MF-24127



WI	341388-03



WY	20516



PUERTO RICO



Other (specify):

* Indicates Fund is registered in state but state does not issue identification numbers

**Securities in the Scout Funds Combined Prospectus included on one Notice
  Filing (Balanced Fund, Bond Fund, Money Market Fund, Regional Fund, Stock Fund, Tax-Free Money Market Fund, Worldwide Fund)



3. Exact name of investment company as specified in registration statement:

        Scout Money Market Fund, Inc. - Prime Portfolio



4. Address of principal executive office: (number, street, city, state, zip code)

        700 Karnes Boulevard, BMA Tower, Kansas City, Missouri  64108



INSTRUCTIONS

This Form must be completed by the investment companies that have custody of securities or similar investments.



Investment Company

1.	All items must be completed by the investment company.

2.	Give this Form to the independent public accountant who, in compliance with Rule 17f-2 under the Act and applicable state law, examines securities and similar investments in the custody of the investment company.

Accountant

3.	Submit this Form to the Securities and Exchange Commission and appropriate state securities administrators when filing the certificate of accounting required by Rule 17f-2 under the Act and applicable state law. File the original and one copy with the Securities and Exchange Commission's principal office in Washington, D.C., one copy with the regional office for the region in which the investment company's principal business operations are conducted, and one copy with the appropriate state administrator(s), if applicable.



THIS FORM MUST BE GIVEN TO YOUR INDEPENDENT PUBLIC ACCOUNTANT



Note: The estimated average burden hours are made solely for purposes of the Paperwork Reduction Act, and are not derived from a comprehensive or even a representative survey or study of the costs of SEC rules and forms. Direct any comments concerning the accuracy of the estimated average burden hours for compliance with SEC rules and forms to Kenneth A. Fogash, Deputy Executive Director, U.S. Securities and Exchange Commission, 450 Fifth Street, N.W., Washington, D.C. 20549 and Gary Waxman, Clearance Officer, Office of Management and Budget, Room 3208 New Executive Office Building, Washington, D.C. 20503.



Management Statement Regarding Compliance with
Certain Provisions of the Investment Company Act of 1940



Management believes that Scout Money Market Fund, Inc. - Prime Portfolio was in compliance with the provisions of Rule 17f-2 of the Investment Company Act of 1940 as of December 31, 1997, and during the period from June 30, 1997 (prior date of Management's Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940) through December 31, 1997, with respect to securities reflected in the investment account of Scout Money Market Fund, Inc - Prime Portfolio.


SCOUT MONEY MARKET FUND, INC. - PRIME PORTFOLIO

By /s/Laurence J. Schmidt
      Laurence J. Schmidt, Senior Vice President

Independent Auditors' Report





To the Board of Directors of

Scout Money Market Fund, Inc. - Federal Portfolio and the Securities and Exchange Commission:



RE:		Scout Money Market Fund, Inc. - Federal Portfolio

                Form N-17f-2

                File Number 811-3528



We have examined management's assertion about SCOUT MONEY MARKET FUND, INC. - FEDERAL PORTFOLIO's (the "Company's") compliance with certain rules under the Investment Company Act of 1940 (the "Act") as of December 31, 1997, and for the period June 30, 1997 through December 31, 1997, included in the accompanying Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940. Management is responsible for the Company's compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the Company's compliance based on our examination.

Our examination was made in accordance with standards established by the American Institute of Certified Public Accountants and, accordingly, included examining, on a test basis, evidence about the Company's compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of December 31, 1997, and for the period June 30, 1997 through December 31, 1997, with respect to securities of SCOUT MONEY MARKET FUND, INC.
 - FEDERAL PORTFOLIO, without prior notice to management:

      Securities owned as of the close of business on December 31, 1997, shown by the books and records were verified with the custodian, UMB Bank, n.a., which verification includes confirmation of securities with the Federal Reserve Bank, which uses the book entry method of accounting for securities;

      Securities purchased/sold but not received/delivered, hypothecated, pledged, placed in escrow, or out for transfer with brokers, pledgees and/or transfer agents were verified to supporting data where the securities were in-transit resulting from purchase or sale transactions;

      Reconciliation of all such securities to the books and records of the Company and the Custodian.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Company's compliance with specified requirements.

In our opinion, management's assertion that Scout Money Market Fund, Inc. - Federal Portfolio was in compliance with certain provisions of Rule 17f-2 of the Investment Company Act of 1940 as of December 31, 1997, is fairly stated, in all material respects.

This report is intended solely for the information and use of management of Scout Money Market Fund, Inc. - Federal Portfolio and the Securities and Exchange Commission and should not be used for any other purpose.



Kansas City, Missouri

March 17, 1998







        Washington, D.C. 20549


        FORM N-17f-2


        Certificate of Accounting of Securities and Similar Investments in the Custody of Management Investment Companies



        Pursuant to Rule 17f-2 [17 CFR 270.17f-2]



1. Investment Company Act File Number:	Date examination completed:

        811-3528                December 31, 1997



2. State Identification Number:

AL



AK	98 02174



AZ      S-0033494-QUAL



AR 	85-M1012-02



CA 	504 5889



CO 	IC-91-02-935



CT	SI45578



DE



DC      *



FL 	*



GA	56-002877



HI



ID	48842



IL      9738154



IN      85-0335 IC



IA 	I-26312



KS      83S0000723



KY      M29406



LA	54080**



ME	MF98-6737



MD	SM960023



MA      96-6995-MR



MI	227115



MN 	R-28088.1



MS	MF-98-01-003



MO 	Q-MT-1282



MT 	009203



NE 	C15688



NV	*



NH



NJ 	*



NM	980244



NY      S 27 53 20



NC



ND	62475



OH      10277



OK 	I-320997



OR	98-0080**



PA      87-08-113MF



RI



SC	MF11226



SD      10198



TN 	RM98-0282



TX      C-39436



UT	B00039221**



VT 	1/16/98-19



VA	2609



WA	C-57912



WV	MF-24126



WI	341389-03



WY	20516



PUERTO RICO


Other (specify):

* Indicates Fund is registered in state but state does not issue identification numbers

**Securities in the Scout Funds Combined Prospectus included on one Notice
  Filing (Balanced Fund, Bond Fund, Money Market Fund, Regional Fund, Stock Fund, Tax-Free Money Market Fund, Worldwide Fund)



3. Exact name of investment company as specified in registration statement:

        Scout Money Market Fund, Inc. - Federal Portfolio



4. Address of principal executive office: (number, street, city, state, zip code)

        700 Karnes Blvd, BMA Tower, Kansas City, Missouri  64108



INSTRUCTIONS

This Form must be completed by the investment companies that have custody of securities or similar investments.



Investment Company

1.	All items must be completed by the investment company.

2.	Give this Form to the independent public accountant who, in compliance with Rule 17f-2 under the Act and applicable state law, examines securities and similar investments in the custody of the investment company.

Accountant

3.	Submit this Form to the Securities and Exchange Commission and appropriate state securities administrators when filing the certificate of accounting required by Rule 17f-2 under the Act and applicable state law.
File the original and one copy with the Securities and Exchange Commission's principal office in Washington, D.C., one copy with the regional office for the region in which the investment company's principal business operations are conducted, and one copy with the appropriate state administrator(s), if applicable.



THIS FORM MUST BE GIVEN TO YOUR INDEPENDENT PUBLIC ACCOUNTANT



Note: The estimated average burden hours are made solely for purposes of the Paperwork Reduction Act, and are not derived from a comprehensive or even a representative survey or study of the costs of SEC rules and forms. Direct any comments concerning the accuracy of the estimated average burden hours for compliance with SEC rules and forms to Kenneth A. Fogash, Deputy Executive Director, U.S. Securities and Exchange Commission, 450 Fifth Street, N.W., Washington, D.C. 20549 and Gary Waxman, Clearance Officer, Office of Management and Budget, Room 3208 New Executive Office Building, Washington, D.C. 20503.



Management Statement Regarding Compliance with
Certain Provisions of the Investment Company Act of 1940



Management believes that Scout Money Market Fund, Inc. - Federal Portfolio was in compliance with the provisions of Rule 17f-2 of the Investment Company Act of 1940 as of December 31, 1997, and during the period from June 30, 1997 (prior date of Management's Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940) through December 31, 1997, with respect to securities reflected in the investment account of Scout Money Market Fund, Inc. - Federal Portfolio.


SCOUT MONEY MARKET FUND, INC. - FEDERAL PORTFOLIO

By /s/Laurence J. Schmidt
      Laurence J. Schmidt, Senior Vice President